Contact

www.linkedin.com/in/amjadmasad
(LinkedIn)
amasad.github.com/ (Personal)

Top Skills

JavaScript
PHP
HTML

Amjad Masad

Founder at Replit
San Francisco Bay Area

Experience

Replit
CEO
April 2016 - Present (6 years 1 month)
San Francisco Bay Area

Facebook
Software Engineer
October 2013 - April 2016 (2 years 7 months)
SF

Codecademy
Founding Engineer
November 2011 - October 2013 (2 years)
NYC

Yahoo!
Software Engineer
April 2011 - November 2011 (8 months)
Amman, Jordan

Untitled labs
Front end Developer
October 2010 - March 2011 (6 months)
Amman, Jordan

wikikiwis
Web Developer
July 2010 - December 2010 (6 months)
Amman, Jordan

Boss Consulting SA
Web Developer & Security Specialist
February 2009 - September 2009 (8 months)

Arcadia Software Development

2 years

Web Developer
2008 - 2008 (less than a year)

IT Specialist
2006 - 2008 (2 years)
Amman, Jordan

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Education

Princess Sumaya University for Technology
BSc, Computer Science · (2005 - 2010)

Mashrek International School
IGCSE, Math, Physics, Computing, Economics, English, Arabic,
Biology. · (1993 - 2005)